UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2 )*
                                             ---

                                DCAP Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   233065 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Morton L. Certilman
                                90 Merrick Avenue
                           East Meadow, New York 11554
                                 (516) 296-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

                                  SCHEDULE 13D

CUSIP No.         233065 10 1

1.   Name of Reporting Person

     Morton L. Certilman

2.   Check the appropriate box if a member of a group (a) [ ]
                                                      (b) [ ]

3.   SEC Use Only

4.   Source of Funds
     N/A

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.   Citizenship or Place of Organization
     United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  1,281,005
By Each Reporting
                           ----------------------------------------------
Person With                8.       Shared Voting Power
                                    0

                           ----------------------------------------------
                           9.       Sole Dispositive Power
                                    1,281,005

                           ----------------------------------------------
                           10.      Shared Dispositive Power
                                    0

11.  Aggregate Amount Beneficially Owned by Reporting Person
     1,281,005

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

13.  Percent of Class Represented by Amount in Row (11)
     10.1%

14.  Type of Reporting Person
     IN

ITEM 1.        SECURITY AND ISSUER.
               -------------------

               This statement amends and supplements the Schedule 13D for an event dated March 28, 2001, as previously amended by Amendment No. 1, for an event dated May 17, 2002, filed by the Reporting Person relating to shares of Common Stock, par value $.01 per share (the "Common Stock"), of DCAP Group, Inc., a Delaware corporation (the "Company").

               The address of the principal executive offices of the Company is 1158 Broadway, Hewlett, New York 11557.

ITEM 2.        IDENTITY AND BACKGROUND.
               -----------------------

               (a) Name of Reporting Person:

                         Morton L. Certilman

               (b) Residence or business address:

                         90 Merrick Avenue
                         East Meadow, New York 11554

               (c) The Reporting Person is engaged in the practice of law.

               (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

               (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               -------------------------------------------------

               Not Applicable

ITEM 4.        PURPOSE OF TRANSACTION.
               ----------------------

               Not Applicable.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.
               ------------------------------------

               As of the date hereof, the Reporting Person is the beneficial owner of 1,281,005 shares of Common Stock of the Company (or approximately 10.1% of the outstanding Common Stock of the Company). Of such shares of Common Stock, 350,000 are issuable upon the exercise of options that are currently exercisable. The Reporting Person has sole voting and dispositive power over all of such shares.

               During the past 60 days, the Reporting Person has not effected any transactions in the Common Stock of the Company, except that the Report Person gifted an aggregate of 120,000 shares.

ITEM 6.        CONTRACTS,  AGREEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
               RESPECT TO SECURITIES OF THE ISSUER.
               -----------------------------------

               Not applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------

               Not applicable.

                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 17, 2004
                --

                                                        /s/ Morton L. Certilman
                                                        ------------------------
                                                        Morton L. Certilman